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16014664

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 08 2016
Washington DC
416

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52532

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NewOak Capital Markets LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

485 Lexington Avenue, 25th Fl
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Frischling — 212-209-0858
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

51 John F. Kennedy Parkway	Short Hills	NJ	07078
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, James Frischling, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NewOak Capital Markets LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Member

Title



Notary Public

ROBERT JOSEPH JOHNSON
NOTARY PUBLIC, STATE OF NEW YORK
No. 01JO6087489
Qualified in New York County
My Commission Expires Feb. 18, 2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEWOAK CAPITAL MARKETS LLC

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2015

NEWOAK CAPITAL MARKETS LLC

CONTENTS



KPMG LLP
New Jersey Headquarters
51 John F. Kennedy Parkway
Short Hills, NJ 07078-2702

Report of Independent Registered Public Accounting Firm

The Member
NewOak Capital Markets LLC:

We have audited the accompanying statement of financial condition of NewOak Capital Markets LLC as of December 31, 2015 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of NewOak Capital Markets LLC as of December 31, 2015, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 26, 2016

NEWOAK CAPITAL MARKETS LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2015		
ASSETS		
Cash	$	246,425
Receivables from clearing brokers, including clearing deposit of $150,000		216,096
Other assets		11,260
Total assets	$	473,781
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	58,658
Due to Member		36,956
Total Liabilities		95,614
Member's equity		378,167
Total liabilities and member's equity	$	473,781

See accompanying notes to financial statement.

1. Nature of business and summary of significant accounting policies

Nature of Business

NewOak Capital Markets LLC (the "Company") is a limited liability company organized under the laws of the state of Delaware on December 30, 1999, wholly-owned by NewOak Securities Holding LLC. NewOak Securities Holding LLC is owned by NewOak Capital Holdings, L.P. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company primarily engages in providing investment advisory services. The Company may also engage in principal transactions.

Basis of Presentation

The statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Securities Owned

Securities owned are valued at fair value. Other securities traded in the over-the-counter markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "asked" price if sold short.

Income Taxes

The Company is a single member limited liability company and a disregard entity for tax purposes. There is no tax sharing agreement between the Company and the Parent, and there have been no distributions to the Parent for reimbursements of taxes. The Company is ultimately owned by a partnership, NewOak Capital Holdings. L.P., whose income earned is passed through to the underlying partners and therefore is taxed as a partnership. Therefore, the Company is a single member limited liability company, which is taxed as a partnership. Accordingly, the taxable income or loss of the Company is included in the New York City Unincorporated Business Tax ("UBT") tax return of the parent.

At December 31, 2015, management has determined that the Company does not have a tax liability related to New York City UBT. At December 31, 2015, the Company had a UBT net loss carryover of approximately $132,000 which created a deferred tax asset with a corresponding valuation allowance of approximately $5,000. The UBT net loss carryover expires in 2025.

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

At December 31, 2015, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to US federal, New York State and New York City income tax audits for all periods subsequent to 2012.

NEWOAK CAPITAL MARKETS LLC

NOTES TO FINANCIAL STATEMENT

1. Nature of business and summary of significant accounting policies

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statement. Actual results could differ from those estimates.

2. Net capital requirement

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company's net capital was $366,907, which was $266,907 in excess of its minimum requirement of $100,000.

3. Off-balance sheet risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts.

In addition, the receivables from the clearing brokers are pursuant to the aforementioned clearance agreement and include a clearing deposit of $150,000 held at the clearing brokers.

4. Commitments and contingencies

Litigation

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business, including an employment related matter with former employees of the Parent and a matter with a client. Management does not believe any of these matters will materially impact the statement of financial condition.

5. Concentrations of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other brokers is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company did not engage in any principal transactions for the year ended December 31, 2015.

The Company maintains its cash balances in financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

6. Exemption from Rule 15c3-3

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provisions of paragraph (k)(2)(ii) as it clears all customer transactions through another brokers-dealer on a fully disclosed basis.

7. Related party transactions

The Company has an expense sharing agreement in place with NewOak Capital LLC, an affiliate of the company, whereby monthly fees are charged for services provided such as personnel, rent and administrative expenses. Due to Member is $36,956 at December 31, 2015.

8. Subsequent events

The Company has evaluated subsequent events through February 25, 2016, the date which the financial statements were available to be issued. No events were noted which would require disclosure in the footnotes to the financial statement.



KPMG LLP
New Jersey Headquarters
51 John F. Kennedy Parkway
Short Hills, NJ 07078-2702

Report of Independent Registered Public Accounting Firm

The Member
NewOak Capital Markets LLC:

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report (the Exemption Report), in which (1) NewOak Capital Markets LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(ii) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2015 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

February 26, 2016

NewOak Capital Markets LLC's Exemption Report

NewOak Capital Markets LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: [2(ii)]

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the period from January 1, 2015 through December 31, 2015, without exception.



NewOak Capital Markets LLC

I, James Frischling, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



By: ____________________

Title: Member

February 26, 2016